SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

AREL COMMUNICATIONS AND SOFTWARE LTD.

(Translation of Registrant’s name into English)

22 Einstein St., Science Park, Building #22, P.O. Box 4042,

Kiryat Weizman, Nes Ziona 74140 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        In a report on Form 6-K filed on November 28, 2005, Arel Communications and Software Ltd. (the “Registrant”) announced the calling of an Annual General Meeting of its Shareholders to be held on December 29, 2005.

        The Registrant announces that it will hold the Annual General Meeting of Shareholders on December 29, 2005 at 11:00 a.m. (Israel time) at the Registrant’s offices 22 Einstein St., Science Park, Building #22, Kiryat Weizman, Nes Ziona 74140 Israel. In connection with the meeting, on or about November 28, 2005, the Registrant mailed to shareholders a Notice of the Annual General Meeting of Shareholders and Proxy Statement and Proxy Card. Attached hereto as Exhibits 1 and 2 are, respectively, (i) the Notice of Annual General Meeting and Proxy Statement and (ii) the Proxy Card.

        This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on September 2, 1999 (Registration No. 333-10684).

        This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on June 28, 2000 (Registration No. 333-12076).

        This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Exhibit 1

AREL COMMUNICATIONS AND SOFTWARE LTD.
NOTICE OF AN ANNUAL GENERAL MEETING
OF SHAREHOLDERS
December 29, 2005

        Notice is hereby given that an Annual General Meeting (the “Shareholders Meeting”) of the shareholders of Arel Communications and Software Ltd. (the “Company”) will be held at the Company’s offices at 22 Einstein Street, Park Hamadah, Building 22, Kiryat Weizmann, Nes Ziona, 74140, Israel, on December 29, 2005 at 11.00 AM (Israel time) for the following purposes:

1.	To elect five directors to the Company’s board of directors for the coming year.

2.	To approve the reappointment of Kesselman & Kesselman as the independent public accountants of the Company for the period commencing as of the date of the Meeting and until the next annual meeting of the shareholders of the Company, to authorize the Company’s audit committee to fix the remuneration of Kesselman & Kesselman in accordance with the volume and nature of their services and to further authorize the Company’s board of directors to delegate such authority to its audit committee.

3.	To receive management’s report on the business of the Company for the year ended December 31, 2004, including the Company’s consolidated balance sheet at December 31, 2004 and the consolidated statement of income for such year.

        The Company has filed its audited financial statements for the fiscal year ended December 31, 2004 on the SEC’s EDGAR system and they are available for retrieval on the SEC’s website at www.sec.gov. They may also be accessed through the Company’s website at www.arelcom.com.

        Shareholders of record at the close of business on November 26, 2005, will be entitled to notice of, and to vote at, the Shareholders Meeting.

        Shareholders who do not expect to attend the Shareholders Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, Arel Communications and Software Ltd. November 28, 2005

PROXY STATEMENT

AREL COMMUNICATIONS AND SOFTWARE LTD.
22 Einstein St., Park Hamada, Building 22,
Kiryat Weizmann, Nes Ziona, 74140
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 29, 2005

INTRODUCTION

        This Proxy Statement is being furnished to shareholders of Arel Communications and Software Ltd., an Israeli corporation (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board of Directors”) for use at an Annual General Meeting of shareholders to be held on December 29, 2005 and at any postponement or adjournment thereof (the “Meeting” or the “Shareholders Meeting”). This Proxy Statement and the accompanying form of proxy are being mailed to our shareholders on or about November 28, 2005.

PURPOSE OF THE SHAREHOLDERS MEETING

        At the Shareholders Meeting, the shareholders of the Company will be asked to consider and vote upon the following matters:

1.	To elect fivedirectors to the Board of Directors for the coming year.

2.	To approve the reappointment of Kesselman & Kesselman as the independent public accountants of the Company for the period commencing as of the date of the Meeting and until the next annual meeting of the shareholders of the Company, to authorize the Board of Directors to fix the remuneration of Kesselman & Kesselman in accordance with the volume and nature of their services and to further authorize the Board of Directors to delegate such authority to its audit committee.

        In addition, the shareholders shall receive management’s report on the business of the Company for the year ended December 31, 2004, including the Company’s consolidated balance sheet at December 31, 2004 and the consolidated statement of income for such year.

VOTING

        Only holders of record of our ordinary shares, nominal value NIS 0.001 per share, at the close of business on November 26 2005 (the “Meeting Record Date”), are entitled to vote at the Shareholders Meeting. As of such date, we had 13,261,916 ordinary shares outstanding and entitled to vote on the Meeting Record Date (without taking into account options and warrants to purchase our ordinary shares). Every ordinary share will entitle its holder to one vote upon each of the matters to be presented at the Shareholders Meeting. All such shares entitled to vote at the meeting are referred to herein as “Record Shares”. A quorum must be present in order for the Shareholders Meeting to be held. The presence in person or by proxy of at least two shareholders holding Record Shares that are entitled to vote in the aggregate at least 25% of the votes of all holders of Record Shares will constitute a quorum for the transaction of business at the Shareholders Meeting. Our Articles of Association do not permit cumulative voting for the election of directors or for any other purpose.

        Abstentions and broker non-votes are counted as shares present for the determination of a quorum.

        If within one-half hour from the time established for the commencement of the Shareholders Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, namely, January 5, 2005, at the same time and place, without it being necessary to notify the shareholders, or, if the Board of Directors so decides, to such other day, time and place as shall be determined by the Board of Directors by notice to the shareholders. If at such adjourned meeting a quorum is not present within one-half hour from the time appointed for holding the meeting, subject to applicable law, two members present in person or by proxy shall constitute a quorum.

        Proposals 1 and 2 to be presented at the Shareholders Meeting require the affirmative vote of the shareholders present in person or by proxy and holding Record Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals.

PROXIES

        The enclosed proxy is being solicited for use at our Annual General Meeting of shareholders to be held on December 29, 2005, or at any postponement or adjournment thereof. Proxies are being mailed and/or delivered in person to shareholders on or about November 28, 2005. We will bear the cost of the preparation and mailing of the proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

        All Record Shares represented by properly executed proxies received by us at least twenty-four (24) hours prior to the Shareholders Meeting will, unless such proxies have been previously revoked, be voted at the Shareholders Meeting in accordance with the directions on the proxies. A shareholder may vote in favor of the proposal or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy card. If no direction is indicated on a properly executed proxy, the shares will be voted in favor of the resolution proposed at the Shareholders Meeting.

        A shareholder returning a proxy may revoke it at any time up to one (1) hour prior to commencement of the meeting by communicating such revocation in writing to our Chief Financial Officer. In addition, any person who has executed a proxy and is present at the Shareholders Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Arel Communications and Software Ltd., 22 Einstein Street, Park Hamada, Building 22, Kiryat Weizmann, Nes Ziona, 74140, Israel, Attention: Chief Financial Officer.

PRINCIPAL SHAREHOLDERS

        The following table and notes thereto set forth certain information as of November 15, 2005, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934, as amended) of ordinary shares by: (i) each person or entity who, to our knowledge, beneficially owned more than 5% of our outstanding ordinary shares and (ii) all current directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

	Ordinary Shares/Options Owned(1)
Name and Address	Number		Percent

Clayton L. Mathile
6450 Sand Lake Road,
Suite 200
Dayton, Ohio, 45414	4,377,389	(2)	33.06%

Play Moran Holdings (1993) Ltd.
21 Ha'arba'a Street
Tel Aviv 64739, Israel	1,842,709		13.92%

All officers and directors as a group
(6 persons)	1,445,277		10.9%

(1)	The table above includes the number of shares underlying options that are exercisable within 60 days of November 15, 2005. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

(2)	According to a Schedule 13D/A, dated October 3, 2005, filed by Clayton L. Mathile, Mr. Mathile is the beneficial owner of, and has sole voting and dispositive power over, 4,377,389 Shares.

At the Shareholders Meeting, our shareholders will be asked to vote on the following proposals:

PROPOSAL NO.1

ELECTION OF FIVE DIRECTORS TO THE BOARD OF DIRECTORS

        Our Board of Directors has nominated the persons named below for election as directors to serve for the period until the next annual meeting of the shareholders of the Company and until their respective successors are duly elected or until the directors’ earlier death, removal or resignation. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election of such other nominees as our Board of Directors may propose. In addition to such nominees, the Company has two outside directors who serve on the Board of Directors for fixed periods in accordance with the Israel Companies Law –1999 (the “Companies Law”). Therefore, following the adoption of the proposal set forth below, the Company’s Board of Directors will be comprised of a total of 8 directors. The following nominees have advised us that they will serve as directors if elected

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years

Nominee	Age	Principal Occupation

George Morris	61	Mr. Morris began serving as a director of our Company in January 2004 and has served as our Chairman since June 2004. He currently serves as a consultant to a number of companies and serves on the board of directors of a private company. Between May 1996 and April 2000, Mr. Morris held the position of senior vice president and chief financial officer of the Iams Company, a global pet food company that was acquired by Proctor and Gamble in 1999. Between 1993 and 1996, he held various positions with the Borden Corporation, including vice president of strategy, chief financial officer and president of the pasta and sauce business, the latter position which he held for almost 2 years before joining the Iams Company. Between the years 1972 and 1993, Mr. Morris held various senior executive positions with General Foods Corporation. Mr. Morris holds a bachelors degree in business administration in accounting from St. Bonaventure University, a masters of business administration degree from New York University, and has studied in the advanced management program at the Amos Tuck Graduate Business School at Dartmouth College.

Shimon Klier	67	Mr. Klier has served as one of our directors since 1982 and served as our chairman through 1996. Since 1996, he has served as chief executive officer and chairman of the board of directors of Imarad Imaging System Ltd. He is the founder of Arel Energy Ltd., developers of solar energy systems, and served as its chairman and president since 1982. From 1972 until 1989, he served as a managing director of Argaman Industries Ltd. and as chairman of its technology division. Mr. Klier holds a bachelor of science degree in industrial engineering from the Technion, Israel Institute of Technology.

Leslie S. Banwart	56	Mr. Banwart has served as one of our directors since January 2004. Since 1996, Mr. Banwart has served as President of CYMI, Ltd., a family office located in Dayton, Ohio, which provides various services to the Mathile family as well as to the family's foundation. In such capacity, one of Mr. Banwart's many responsibilities is to ensure that strategic planning objectives are being properly implemented. Prior to joining CYMI, Mr. Banwart was a partner with Arthur Andersen, LLC, where he served for 25 years. Mr. Banwart holds a bachelors of science degree in accounting from Ferris State University in Big Rapids, Michigan.

Rimon Ben-Shaoul	60	Mr. Ben Shaoul has served as one of our directors since November 2002. Since February 2001, Mr. Shaoul served as co-chairman, president and chief executive officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. From June 1997, Mr. Shaoul served as the president and chief executive officer of Clal Industries and Investments Ltd., one of Israel's largest holding companies primarily investing in the industrial and high-tech sectors. Mr. Shaoul also served as a member of the board of directors of Clal (Israel) Ltd. and of various subsidiaries thereof. Between the years 1985 and June 1997, Mr. Shaoul served as the president and chief executive officer and a member of the board of directors of Clal Insurance Company Ltd., and as the chairman or member of the board of directors of various subsidiaries thereof. Mr. Shaoul holds a bachelor of arts degree in economics and a master of business administration degree, both from Tel-Aviv University.

Asher Schapiro	73	Mr. Schapiro has been a director of our company since January 2002. In 1985, Mr. Schapiro founded a US based computerized marketing company and, since its formation, serves as its chairman of the board. Mr. Schapiro serves on the board of several Israeli high-tech companies, including Arelnet, Imagine and First Access. Since 1998, Mr. Schapiro serves as a senior consultant to Keppel T&T, a Singapore based company in the telecommunications arena that has invested in Israeli companies.

        As of November 15, 2005, our directors and executive officers, as a group, beneficially owned a total of 1,445,277 of our ordinary shares, or 10.9% of the amount issued and outstanding.

Remuneration of Directors

        The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2004 was $530,000.The figures do not include amounts set aside for or accrued to provide pension, retirement or similar benefits, but does include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Israel.

        The Board of Directors will present the following resolution at the Shareholders Meeting:

“RESOLVED, that Mr. George Morris, Mr. Shimon Klier, Mr. Leslie Banwart, Mr. Rimon Ben-Shaoul and Mr. Asher Schapiro are hereby elected to serve as members of the board of directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected or until the directors’ earlier death, removal or resignation.”

PROPOSAL NO.2

APPROVAL AND RATIFICATION OF APPOINTMENT
OF INDEPENDENT PUBLIC ACCOUNTANTS

        The accounting firm of Kesselman & Kesselman has been serving as our independent public accountants since 1988 and as such has audited our books and accounts and performed other accounting services for us since such time. Our audit committee has authorized the appointment of Kesselman & Kesselman as the independent public accountants of the Company for the period commencing as of the date of the Shareholders Meeting and until the next annual meeting of the shareholders of the Company. Kesselman & Kesselman performed our yearly audit for the fiscal year ended December 31, 2004.

        A representative of Kesselman & Kesselman will be invited to be present at the Shareholders Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions. In addition, the fees paid to Kesselman & Kesselman for its year 2004 audit and non-audit services shall be reported to our shareholders at the Meeting.

        The Board of Directors will present the following resolution at the Shareholders Meeting:

“RESOLVED, to approve the reappointment of Kesselman & Kesselman as the independent public accountants of the Company for the period commencing as of the date of the Meeting and until the next annual meeting of the shareholders of the Company, to authorize the Company’s board of directors to fix the remuneration of Kesselman & Kesselman in accordance with the volume and nature of their services and to further authorize the board of directors to delegate such authority to its audit committee.”

        The Audit Committee of the Board of Directors recommends that the shareholders vote “FOR” the reappointment of Kesselman & Kesselman as our independent public accountants.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this Proxy Statement.

ADDITIONAL INFORMATION

        Foreign Private Issuer. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

        As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors, Arel Communications and Software Ltd. Nes Ziona, Israel November 28, 2005

Exhibit 2

PROXY

AREL COMMUNICATIONS AND SOFTWARE LTD.

For an Annual General Meeting of Shareholders
To Be Held On December 29, 2005

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Arel Communications and Software Ltd. (the "Company") hereby appoints each of Mr. Philippe Szwarc and/or Mr. Daniel Yelin and/or Mr. Yaron Bartov, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the corporate offices of the Company at 22 Einstein Street, Park Hamada, Building 22, Kiryat Weizmann, Nes Ziona, 74140, Israel on December 29, 2005 at 11:00 A.M. (Israel time), and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposals 1, and 2.

(Continued and to be signed on reverse side)

AREL COMMUNICATIONS AND SOFTWARE LTD.
Please date, sign and mail or fax your proxy card to:
Arel Communications and Software Ltd.
22 Einstein Street, Park Hamada, Building 22,
Kiryat Weizmann, Nes Ziona, 74140
Israel
Fax No: + 972-8-940-8118
Attention: Chief Financial Officer

Please mark your vote as in this example ☒
		FOR	AGAINST	ABSTAIN

1.	TO ELECT Mr. George Morris, Mr. Shimon Klier, Mr. Leslie S. Banwart, Mr. Rimon Ben-Shaoul and Mr. Asher Schapiro as members of the Board of Directors of the Company.	☐	☐	☐

2.	TO APPROVE the reappointment of Kesselman & Kesselman as the independent public accountants of the Company for the period commencing as of the date of the Meeting and until the next annual meeting of the shareholders of the Company, to authorize the Company's audit committee to fix the remuneration of Kesselman & Kesselman in accordance with the volume and nature of their services and to further authorize the Company's board of directors to delegate such authority to its audit committee.	☐	☐	☐

Name:______________ Number of shares: __________________

Signature:___________________________  Date:_________
NOTE: Please mark date and sign exactly as the name(s) appears on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer.
Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AREL COMMUNICATIONS AND SOFTWARE LTD. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer

Dated: November 28, 2005